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                             August 4, 2020

       Tony Lauretzen
       Chief Executive Officer
       Dynagas LNG Partners LP
       Poseidonos Avenue and Foivis 2 Street
       166 74 Glyfada, Athens, Greece

                                                        Re: Dynagas LNG
Partners LP
                                                            Registration
Statement on Form F-3
                                                            Filed July 22, 2020
                                                            File No. 333-240014

       Dear Mr. Lauretzen:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       Exhibit 3.2
       Fourth Amended and Restated Agreement of Limited Partnership of Dynagas LNG Partners LP,
       page 82

   1. We note that the forum selection provision in Section 18.8 of your Fourth Amended and
                                                        Restated Agreement of
Limited Partnership identifies, unless otherwise provided for in the
                                                        Marshall Islands Act,
the Court of Chancery of the State of Delaware as the exclusive forum for certain
litigation, including claims, suits, actions or proceedings "brought in a derivative manner on
behalf of the Partnership." Please disclose whether this provision applies to actions
arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of
the Exchange Act creates exclusive federal jurisdiction over all suits brought to
enforce any duty or liability created by the Exchange Act or the rules and
 Tony Lauretzen
Dynagas LNG Partners LP
August 4, 2020
Page 2
      regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to
      Securities Act claims, please add a risk factor and revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                             Sincerely,
FirstName LastNameTony Lauretzen
                                                             Division of
Corporation Finance
Comapany NameDynagas LNG Partners LP
                                                             Office of Energy &
Transportation
August 4, 2020 Page 2
cc:       Keith Billotti
FirstName LastName